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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*




                                 SkyWest, Inc.
- ---------------------------------------------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
- ---------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  830879 10 2
                          -------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement  /X/.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 830879 10 2                   13G                    Page 2 of 5 Pages

   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sidney J. Atkin

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]

   3      SEC USE ONLY


   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                         5      SOLE VOTING POWER

                                512,541

     NUMBER OF
       SHARES
    BENEFICIALLY         6      SHARED VOTING POWER
      OWNED BY
        EACH
     REPORTING                  9,000
       PERSON
        WITH             7      SOLE DISPOSITIVE POWER

                                512,541

                         8      SHARED DISPOSITIVE POWER

                                9,000

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          521,541

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.0%

  12      TYPE OF REPORTING PERSON*

          IN

                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 830879 10 2                                          Page 3 of 5 Pages


ITEM 1.

         (a)     Name of Issuer:  SkyWest, Inc.

         (b) Address of Principal Executive Offices: 444 South River Road, St. George, UT 84770


ITEM 2.

         (a)     Name of Person Filing:  Sidney J. Atkin

         (b) Address of Principal Business Office: 685 South Oakridge Drive, Pine Valley, UT 84781

         (c)     Citizenship:  United States

         (d)     Title of Class of Securities:  Common Stock, no par value

         (e)     CUSIP Number:  830879 10 2


ITEM 3.

This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).


ITEM 4.          OWNERSHIP

         (a)     Amount Beneficially Owned:  521,541 shares

         (b)     Percent of Class:  5.0%

         (c)     Number of shares as to which the Reporting Person has:

                 (i) sole power to vote or to direct the vote: 512,541 shares, which includes 199,190 shares held by the Reporting Person as trustee of a trust for the benefit of his family, 307,500 shares held by a family limited partnership of which the Reporting Person and his wife are the general partners, 2,190 shares held by the Reporting Person jointly with his wife and 3,661 shares held in the name of the Reporting Person

                 (ii) shared power to vote or to direct the vote: 9,000 shares held in the name of the Reporting Person's wife

                 (iii) sole power to dispose or to direct the disposition of: 512,541 shares, which includes 199,190 shares held by the Reporting Person as trustee of a trust for the benefit of his family, 307,500 shares held by a family limited partnership of which the Reporting Person and his wife are the general partners, 2,190 shares held by the Reporting Person jointly with his wife and 3,661 shares held in the name of the Reporting Person

                 (iv) shared power to dispose or to direct the disposition of: 9,000 shares held in the name of the Reporting Person's wife

CUSIP No. 830879 10 2                                          Page 4 of 5 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

This statement is not being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Of the 521,541 shares reported herein as beneficially owned by the Reporting Person, 199,190 shares are held by the Reporting Person as trustee of a trust for the benefit of his family, 307,500 shares are held by a family limited partnership of which the Reporting Person and his wife are the general partners, 2,190 shares are held by the Reporting Person jointly with his wife and 9,000 shares are held in the name of the Reporting Person's wife.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

CUSIP No. 830879 10 2                                          Page 5 of 5 Pages

ITEM 10.  CERTIFICATION


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       DATED:  February 14, 1995



                                       By  /s/ SIDNEY J. ATKIN
                                           --------------------
                                               Sidney J. Atkin